Exhibit 2.1

EXECUTION COPY

Dated 20 April, 2011

IMPLEMENTATION AGREEMENT

CHAUCER HOLDINGS plc

and

THE HANOVER INSURANCE GROUP, INC.

and

440 TESSERA LIMITED

London

i

THIS AGREEMENT is made on 20 April, 2011

BETWEEN:

(1)	CHAUCER HOLDINGS plc, a company incorporated in England, having its registered office at Plantation Place, 30 Fenchurch Street, London EC3M 3AD (“Chaucer”);

(2)	THE HANOVER INSURANCE GROUP, INC., a company incorporated in the state of New Hampshire, having its registered office at 440 Lincoln Street, Worcester, MA 01653, USA (“Hanover”); and

(3)	440 TESSERA LIMITED, a company incorporated in England, having its registered office at 25 Old Broad Street, London EC2N 1HQ (“Bidco”),

together referred to as the “Parties” and each as a “Party” to this Agreement.

RECITALS:

(A)	Bidco, a wholly-owned subsidiary of Hanover, wishes to acquire the entire issued and to be issued share capital of Chaucer (the “Acquisition”) on the terms and subject to (i) the conditions referred to in this Agreement and (ii) the Conditions (as defined below).

(B)	The Parties intend the Acquisition to be implemented by means of the Scheme (as defined below) provided that the Hanover Parties (as defined below) reserve the right, as set out in the Press Announcement and in this Agreement, to elect to implement the Acquisition by means of the Offer (as defined below).

(C)	The Parties have agreed to enter into this Agreement to set out certain commitments to regulate the basis on which they shall implement the Acquisition.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions:

In this Agreement (but not in Schedule 1), unless the context otherwise requires:

“Acquisition”	shall have the meaning given in Recital (A) above;

“Act”	means the Companies Act 2006 (as amended);

“Alternative Proposal”	means (a) any offer (construed in accordance with the Code and whether or not subject to pre-conditions), possible offer, proposal or indication of interest from, or on behalf of, any person other than Hanover or any person acting in concert with

Hanover, with a view to such person, directly or indirectly, acquiring (in one transaction or a series of transactions) and when aggregated with any Ordinary Shares already held by such person and any person acting in concert with such person (i) more than 30 per cent. of the Ordinary Shares or (ii) a material part of Chaucer’s business or assets or (b) the entering into, by any member of the Chaucer Group of, any transaction or series of transactions howsoever implemented that, in any case, would be reasonably likely to preclude, impede, delay or prejudice the implementation of the Acquisition;

“Authority”	means any Tax Authority or Regulatory Authority and any other regulatory authority (in each case) whose consent, or with whom a submission, filing or notification, is necessary in order to satisfy the Conditions;

“Board”	means the board of Directors of Hanover or Chaucer, (or any relevant committee thereof), as the case may be;

“Break Fee”	means the greater of (i) £2,975,380; and (ii) the maximum amount permitted by the Panel’s Practice Statement No. 23, dated 10 July 2008, as applicable as at the date of the occurrence of the relevant event specified in Clause 20.1, provided that, for the avoidance of doubt, to the extent such amount is determined by reference to the value of the Scheme or the Offer, it shall be determined by reference to any revision, variation, extension or renewal of the same, as at the date of the occurrence of the relevant event specified in 20.1;

“Business Day”	means a day (other than a Saturday or Sunday) on which banks are open for general business in London other than solely for trading and settlement in Euro;

“Chaucer Directors”	means the directors of Chaucer from time to time or any relevant committee of Chaucer;

“Chaucer Dividend”	means the final dividend payable to holders of Ordinary Shares on the register on 6 May 2011 and in an amount of 2.7 pence per Ordinary Share;

“Chaucer General Meeting”	means the general meeting of Chaucer to be convened in connection with the Acquisition to consider and, if thought fit, approve the Chaucer

General Meeting Resolutions, expected to be held on 3 June 2011, including any adjournment of that meeting;

“Chaucer General Meeting Resolutions”	means the resolution or resolutions to be proposed at the Chaucer General Meeting for the purposes of, amongst other things, approving and implementing the Acquisition, the cancellation of the entire issued share capital of Chaucer, certain amendments to the Articles of Association of Chaucer, such resolution or resolutions in respect of the matters set out in Schedule 3, together with such other matters as may be agreed between Chaucer and Hanover as necessary or desirable for the purposes of implementing the Scheme and the Acquisition;

“Chaucer Group”	means Chaucer, its subsidiaries and subsidiary undertakings from time to time and “member of the Chaucer Group” shall be construed accordingly;

“Chaucer Information”	means information relating to any member of the Chaucer Group, any of the Chaucer Directors and all other information in the Scheme Circular that is not Hanover Information;

“Chaucer Shareholders”	means holders of Ordinary Shares;

“Clearances”	means all consents, clearances, permissions and waivers which are reasonably necessary or appropriate, all filings that may need to be made and all waiting periods that may need to have expired, from or under the laws, regulations or practices applied by any relevant Authority in connection with the implementation of the Acquisition and, in each case, that constitute Conditions; and any reference to Clearances having been “satisfied” shall be construed as meaning that the foregoing have been obtained or, where appropriate, made or expired in accordance with the relevant Condition;

“Code”	means the City Code on Takeovers and Mergers;

“Conditions”	means:

(a) for so long as the Acquisition is being implemented by way of the Scheme, the conditions to the implementation of the Acquisition to be set out in the Scheme Circular; and

(b)     for so long as the Acquisition is being implemented by way of the Offer the conditions to the implementation of the Acquisition to be set out in the Offer Document which shall contain the modifications set out in Schedule 4, and “Condition” shall be construed accordingly;

“Confidential Information”	means, in relation to either Party, information relating to it or any member of its Group (being either the Hanover Group or the Chaucer Group as the case may be) which is made available (whether before or after the date hereof) in writing, visual or machine readable form (including by fax and other forms of electronic transmission) or orally to the other Party or such other Party’s advisers by the Provider or its advisers for the purpose of considering, negotiating, advising in relation to or furthering the Acquisition and includes any information, analyses, compilations, notes, studies, memoranda or other documents derived from, containing or reflecting such information but excludes information which:

(a) is publicly available at the time of its disclosure under this Agreement; or

(b) becomes publicly available following disclosure under this Agreement (other than as a result of disclosure by the Recipient or any other person contrary to the terms of this Agreement); or

(c)     was lawfully in the Recipient’s possession prior to the date hereof (as can be demonstrated by the Recipient’s written records or other reasonable evidence) free of any restriction as to its use or disclosure prior to its being so disclosed; or

(d)     following disclosure in accordance with the terms of this Agreement, becomes available to the Recipient (as can be demonstrated by the Recipient’s written records or other reasonable evidence) from a source other than the Provider, which source is not bound by any obligation of confidentiality to the Provider in relation to such information; or

(e) is or was independently developed by the Recipient without the use of any Confidential Information;

“Confidentiality Agreement”	means the agreement signed by Hanover and Chaucer dated 21 September 2010;

“Counsel”	means John Cone or such other Counsel as may be appointed in accordance with Clause 7.2.1;

“Court”	means the High Court of Justice in England and Wales;

“Court Meeting”	means the meeting to be convened pursuant to an order of the Court under Part 26 of the Act for the purposes of considering and, if thought fit, approving the Scheme Resolution (with or without amendment), expected to be held on 3 June 2011, including any adjournment of that meeting;

“Court Orders”	means the Scheme Order and the Reduction Order;

“Directors”	means the Hanover Directors or the Chaucer Directors, as applicable;

“Disclosure Rules and Transparency Rules”	means the disclosure rules and transparency rules made by the FSA and forming part of the FSA’s handbook of rules and guidance, as from time to time amended;

“Effective Date”	means the date upon which either:

(i)      the Scheme becomes effective in accordance with its terms by registration of the Court Orders by the Registrar and issue by the Registrar of a certificate under section 649 of the Act in relation to the Reduction Order; or

(ii) if Hanover should elect to exercise the Right to Switch, the Offer becoming or being declared unconditional in all respects;

“FSA”	means the Financial Services Authority of the United Kingdom (or any successor authority or authorities carrying out insurance or insurance mediation regulatory functions in the United Kingdom from time to time);

“Group”	means the Hanover Group or the Chaucer Group as the case may be;

“Hanover Directors”	means the directors of Hanover from time to time;

“Hanover Group”	means Hanover, its subsidiaries and subsidiary undertakings from time to time and “member of the Hanover Group” shall be construed accordingly;

“Hanover Information”	means information relating to any member of the Hanover Group;

“Hanover Parties”	means each of Hanover and Bidco and “Hanover Party” shall be construed accordingly;

“Listing Rules”	means the rules maintained by the UKLA pursuant to the Financial Services and Markets Act 2000, including any regulations made pursuant thereto;

“Lloyd’s”	the Society and Corporation of Lloyd’s created and governed by the Lloyd’s Acts 1871 to 1982, including the Council of Lloyd’s (and its delegates and other persons through whom the Council may act), as the context may require;

“London Stock Exchange”	means London Stock Exchange plc;

“Long-Stop Date”	means 31 October 2011;

“Offer”	means a takeover offer (as defined in section 974 of the Act) to be made by or on behalf of Hanover for all of the issued and to be issued Ordinary Shares of Chaucer if Hanover should elect to exercise the Right to Switch, including any subsequent revision, variation, extension or renewal of such offer;

“Offer Document”	means an offer document published by or on behalf of Bidco in connection with any Offer;

“Official List”	means the official list maintained by the UKLA;

“Ordinary Shares”	means the ordinary shares of 25p each in the capital of Chaucer;

“Panel”	means the UK Panel on Takeovers and Mergers;

“Panel Executive”	means the division of the Panel which addresses day-to-day decisions as to the enforcement and interpretation of the Code;

“Press Announcement”	means the press announcement in the agreed form set out in Schedule 1;

“Provider”	in relation to any Party, means the person providing Confidential Information to the Recipient;

“Recipient”	in relation to any Party, means the person to whom Confidential Information is furnished by the Provider;

“Reduction Hearing”	means the hearing by the Court of the petition to confirm the cancellation of the entire issued share capital of Chaucer under section 648 of the Act, provided for by the Scheme, at which the Reduction Order is expected to be granted;

“Reduction Hearing Date”	means the date of the Reduction Hearing, expected to be 30 June 2011;

“Reduction Order”	means the order of the Court confirming the cancellation of the entire issued share capital of Chaucer under section 648 of the Act provided for by the Scheme;

“Registrar”	means the Registrar of Companies for England and Wales;

“Regulatory Authority”	means any court or competition, antitrust, national, supranational or supervisory body or other government, governmental, trade or regulatory agency or body, in each case in any jurisdiction and including, without limitation, the Panel, the FSA, Lloyd’s and the Monetary Authority of Singapore;

“Regulatory Conditions”	means each of the conditions set out in sub-paragraphs (a) to (i) inclusive in paragraph 1.3 of Appendix 1 to the Press Announcement;

“Right to Switch”	shall have the meaning given to it in Clause 7.6;

“Scheme”	means the proposed scheme of arrangement under Part 26 of the Act to effect the agreement between Chaucer and Chaucer’s shareholders, as described in the Press Announcement, the full terms of which will be set out in the Scheme Circular, including any subsequent revision, variation, extension or renewal of such scheme envisaged or permitted by this Agreement and, where applicable, as modified or varied or with any condition or matter approved by Chaucer and Hanover or imposed by the Court;

“Scheme Circular”	means the document to be despatched to Chaucer’s

shareholders setting out, among other things, the full terms and conditions to the implementation of the Scheme as well as the Scheme itself and containing the notice of meeting for the Court Meeting and Chaucer General Meeting;

“Scheme Hearing”	means the hearing by the Court of the petition to sanction the Scheme under part 26 of the Act, at which the Scheme Order is expected to be granted;

“Scheme Hearing Date”	means the date of the Scheme Hearing, expected to be 28 June 2011;

“Scheme Order”	means the order of the Court sanctioning the Scheme under Part 26 of the Act;

“Scheme Record Date”	means 6:00pm (London time) on the day immediately before the Reduction Hearing Date;

“Scheme Resolution”	means the resolution to approve the Scheme, referred to in Schedule 3;

“Share Schemes”	means each of the 2009 Chaucer Approved Savings-Related Share Option Plan, the Chaucer Approved Share Option Scheme, the Chaucer Unapproved Share Option Scheme, the Chaucer All Employee Share Ownership Plan and the Chaucer Deferred Share Bonus Plan;

“Tax Authority”	means HM Revenue and Customs and/or any other tax authority in any jurisdiction, as is applicable;

“Timetable”	means the indicative timetable for the implementation of the Scheme and the Acquisition including despatch of the Scheme Circular, as set out in Schedule 2 to this Agreement;

“UKLA”	means the FSA in its capacity as United Kingdom Listing Authority;

“VAT”	means value added tax and any similar sales or turnover tax of any jurisdiction;

“Voting Record Time”	means the time and date specified in the Scheme Circular by reference to which entitlement to vote at the Court Meeting will be determined, expected to be 6:00pm (London time) on the day which is two days before the date of the Court Meeting or, if the Court Meeting is adjourned, 6:00pm on the day which is two days before the date of such adjourned

Court Meeting; and

“£” or “pence”	means pounds sterling and pence, the lawful currency of the United Kingdom.

1.2	Interpretation

The following shall apply to this Agreement (but not to Schedule 1):

(a)	terms used but not defined expressly herein shall, unless the context otherwise requires, have the meaning given to them in the Press Announcement;

(b)	any word or expression defined in the Act and not expressly defined in this Agreement or in the Press Announcement shall have the meaning given in the Act;

(c)	the contents page and headings are to be ignored in construing this Agreement;

(d)	references to a Clause or Schedule is to a Clause of, or Schedule to, this Agreement;

(e)	references to one gender include all genders and references to the singular include the plural and vice versa;

(f)	any reference to a time of day is a reference to the time in London, unless a contrary indication appears. Any reference to a “day” (including within the phrase “Business Day”) shall mean a period of 24 hours running from midnight to midnight;

(g)	a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted;

(h)	a reference to any other document referred to in this Agreement is a reference to that other document as amended, revised, varied, novated or supplemented at any time;

(i)	references to writing shall include any modes of reproducing words in any legible form and shall include email except where expressly stated otherwise;

(j)	a reference to “includes” or “including” shall mean “includes without limitation” or “including without limitation”; and

(k)	when used in this Agreement, the expressions “acting in concert”, “control” and “offer” shall be construed in accordance with the Code.

2.	PRESS ANNOUNCEMENT

2.1	Chaucer undertakes to each of the Hanover Parties and the Hanover Parties undertake to Chaucer to use their reasonable endeavours to procure the release of the Press Announcement immediately following execution of this Agreement and in any event by 08.00 am on 20 April 2011.

2.2	The rights and obligations of the Parties under this Agreement (other than Clauses 2.1, 18, 21.1.1, 23, 30 and 34) shall be conditional upon such release.

3.	MUTUAL UNDERTAKINGS TO IMPLEMENT THE ACQUISITION AND SATISFY THE CONDITIONS

3.1	Each of the Hanover Parties separately undertakes to Chaucer and, without prejudice to the requirements of Clause 7, but subject to the Chaucer Directors not having withdrawn or adversely qualified or amended their recommendation in accordance with Clause 6.2, Chaucer undertakes to each of the Hanover Parties, to use all reasonable endeavours (and to procure that its subsidiaries shall use all their respective reasonable endeavours) to:

3.1.1	implement the Acquisition substantially in the form contemplated by the Press Announcement and in accordance with the Timetable, subject to the provisions of this Agreement and the Conditions;

3.1.2	co-operate and take all such action, within its power, as may reasonably be considered to be necessary for the purposes of implementing the Acquisition, substantially in the form contemplated by the Press Announcement and this Agreement and to give effect to the matters specified in and/or contemplated by the Press Announcement and the Scheme Circular (or the Offer Document as the case may be), in an efficient manner, including the obtaining of such waivers, consents and other agreements in respect of existing contracts or financing arrangements and the obtaining of any tax clearances reasonably requested by Hanover;

3.1.3	take such other actions or measures that are agreed between the Parties to be necessary to ensure that the implementation of the Acquisition does not breach any applicable law or regulation; and

3.1.4	achieve the satisfaction of the Conditions, as soon as reasonably practicable, including agreeing to any reasonable extension of the timetable for the Scheme (or Offer as the case may be) and requesting the Panel’s consent to the same, provided that, without prejudice to Rule 13.4 of the Code, nothing in this Agreement shall (i) restrict any right of the Hanover Parties to invoke any Condition in accordance with (and subject to) the requirements of the Code or the Panel or to waive any of the Conditions or treat them as satisfied; or (ii) constitute or be deemed to constitute an obligation on either of the Hanover Parties or any member of the Hanover Group to give any undertaking or commitment to any

Regulatory Authority which is or may reasonably be considered to be material in the context of the Chaucer Group or the Acquisition or is or may reasonably be considered to be material in the context of Hanover or the Hanover Group or which, without prejudice to Rule 13.4 of the Code, in the case of any terms imposed or pre-conditions made to the grant of any approvals by Lloyd’s or the FSA on either (i) a member of the Hanover Group as a proposed controller of a member of the Chaucer Group or (ii) a member of the Chaucer Group as an entity of which a member of the Hanover Group is a proposed controller, and in each case, taking into account the information fairly disclosed to Hanover by Chaucer prior to the date of this Agreement, are in any case materially more onerous or burdensome than the terms currently imposed on Chaucer as controller or on the relevant Chaucer Group company as the controlled entity.

3.2	Without prejudice to the generality of Clause 3.1, the Hanover Parties separately undertake to Chaucer and Chaucer undertakes to each of the Hanover Parties (the Hanover Parties together referred to as a Party for the purposes of this Clause) to keep the other Party informed of the progress towards satisfaction (or otherwise) of the Conditions and, if at any time a Party becomes aware of anything that may reasonably be considered to be likely to prevent any of the Conditions from being satisfied, it shall inform the other Party as soon as reasonably practicable after becoming so aware.

3.3	Hanover agrees that if it intends to seek the permission of the Panel to lapse or withdraw any Offer or invoke any of the Conditions, it will notify Chaucer as soon as reasonably practicable of its intention, and in any case prior to seeking the permission of the Panel, and provide Chaucer with reasonable details of the reasons and/or grounds on which it intends to lapse or withdraw any Offer or invoke the relevant Condition.

4.	REVISIONS TO THE SCHEME OR THE OFFER

The provisions of this Agreement shall apply in the same way to any revised, amended, varied or modified Scheme (or any revised, amended, varied, extended or renewed Offer as the case may be).

5.	PREPARING THE SCHEME DOCUMENTATION

5.1

The Parties agree that Chaucer shall prepare the first draft of the Scheme Circular. Chaucer will use all reasonable endeavours to finalise the Scheme Circular in a timely manner for posting in accordance with the Timetable and the requirements of Rule 30.1(a) of the Code. Chaucer agrees to submit all drafts and revised drafts of the Scheme Circular to the Hanover Parties for review and comment and, upon reasonable request, to discuss any comments with the Hanover Parties for the purposes of preparing revised drafts. Chaucer undertakes to seek the approval of the Hanover Parties as to the form and content of the Scheme Circular before it is posted and to afford the Hanover Parties reasonable time to consider the Scheme Circular in order to give such approval (such approval not to be unreasonably withheld or delayed). Chaucer shall not be obliged to post or procure the posting of the Scheme Circular and is not permitted to post or procure the posting of the

Scheme Circular without the approval of the Hanover Parties as to the form and content of the Scheme Circular (and for the avoidance of doubt such approval shall not be limited to the Hanover Information).

5.2	Chaucer undertakes to procure that the Chaucer Directors take responsibility for the information contained in the Scheme Circular other than Hanover Information referred to in paragraph 5.5, in accordance with the requirements of the Code (subject to such other arrangements in relation to responsibility as may be required by the Panel).

5.3	Chaucer undertakes to provide promptly to Hanover or as directed by Hanover, all such information about the Chaucer Group including, but not limited to, the latest available financial and management account information as may be reasonably requested by Hanover, or as is required in relation to Hanover’s financing of the Acquisition or as is required to be included in any document required or, in the reasonable opinion of Hanover, necessary for the implementation of the Acquisition, including providing access to and ensuring reasonable assistance is provided by Chaucer’s advisers.

5.4	The Hanover Parties undertake to provide promptly to Chaucer or Chaucer’s advisers, all such information about the Hanover Group and the Hanover Directors as Chaucer may reasonably request for the purpose of inclusion in any document required for the implementation of the Acquisition.

5.5	Hanover undertakes to procure that the Hanover Directors take responsibility for such Hanover Information as is contained in the Scheme Circular with the approval of the Hanover Parties, in accordance with the requirements of the Code.

6.	RECOMMENDATION

6.1	Subject to Clause 6.2 below, and provided that the Acquisition is made in accordance with the terms and conditions set out in Appendix 1 of the Press Announcement and to be set out in the Scheme Circular or (as applicable) the Offer Document (which terms and conditions may be amended by agreement in writing between the Parties), Chaucer:

6.1.1	represents to Hanover that the Chaucer Directors have resolved that they will unanimously and without qualification recommend to the shareholders of Chaucer to vote in favour of the Scheme Resolution and the Chaucer General Meeting Resolutions and any other resolutions reasonably necessary in the reasonable opinion of Hanover to approve and implement the Acquisition but excluding, for the avoidance of doubt, any resolution which directs the Squire Directors to take steps to implement the Scheme and the Acquisition (a so called “directive resolution”); and

6.1.2	undertakes that the Scheme Circular will incorporate such recommendation.

6.2	Save to the extent that it is prevented from doing so by the Panel or the FSA, Chaucer undertakes to procure that the Chaucer Directors will give the recommendations contemplated in Clause 6.1 and will not at any time withdraw, adversely qualify or amend such recommendations, except to the extent that the Chaucer Directors unanimously determine, and acting in accordance with their statutory duty under section 172 of the Act, or any other relevant fiduciary duty, as directors of Chaucer, that such recommendation should not be given or should be withdrawn, adversely qualified or amended, based on external legal and independent financial advice in writing on the matter.

7.	IMPLEMENTATION OF THE SCHEME

7.1	Chaucer agrees to coordinate the implementation of the Scheme with Hanover in accordance with the Timetable, and in particular agrees that it shall not, without the prior written approval of Hanover (such consent not to be unreasonably withheld or delayed):

7.1.1	apply to the Court for leave to convene the Court Meeting;

7.1.2	publish and/or despatch the Scheme Circular to the Chaucer Shareholders;

7.1.3	seek to convene or adjourn the Court Meeting or the Chaucer General Meeting; or

7.1.4	seek to amend the Scheme or the Chaucer General Meeting Resolutions after despatch of the Scheme Circular to Chaucer Shareholders,

in each case, save where required to do so by applicable law, the Panel or the FSA, and then with such prior notice to Hanover as is reasonably practicable.

7.2	Subject to the Chaucer Directors not having withdrawn or adversely qualified or amended their recommendation in accordance with Clause 6.2, Chaucer undertakes to each of the Hanover Parties that it will take, or cause to be taken, all such steps as are necessary, or reasonably required by Hanover or Bidco, in order to implement the Scheme in accordance with the Timetable set out in Schedule 2, and in accordance with and subject to the terms and conditions of the Press Announcement and, in particular, but without limitation, Chaucer shall:

7.2.1	instruct John Cone of Erskine Chambers for the purposes of the Scheme (including the Scheme Hearing) and shall provide the Hanover Parties with the opportunity to attend any conferences with the same to discuss the Scheme and any issues arising in connection with it, provided that Chaucer and the Hanover Parties respectively shall remain entitled to seek additional advice in relation to the Scheme and connected issues with separate counsel without providing such opportunity to the other;

7.2.2

as soon as reasonably practicable following the release of the Press Announcement in accordance with Clause 2.1 and the Timetable, apply to the Court for leave to convene the Court Meeting and file such documents and take such other steps as the Court may direct or require or may otherwise be necessary in connection with such application;

7.2.3	subject to:

(a)	the appropriate documents being lodged and settled with the Court; and

(b)	the Court making the order necessary for the purpose of convening the Court Meeting,

as soon as reasonably practicable after the date of the Press Announcement, and in accordance with the Timetable, publish and (where applicable) post the Scheme Circular and Forms of Proxy to the Chaucer Shareholders on the register of members of Chaucer on a record date to be agreed with the Court (and any others entitled to receive such documents) in accordance with the orders of the Court, and thereafter, in a timely manner, publish and/or post such other documents and information as the Court or the Panel, or any Regulatory Authority of competent jurisdiction, may approve or require from time to time in connection with the due and proper implementation of the Scheme and the Acquisition;

7.2.4	once the Scheme Circular has been published and (where applicable) posted to the Chaucer Shareholders, not make any amendment or addition to, or otherwise vary, the terms of the Scheme Circular, the Scheme or the Acquisition without the prior approval of the Hanover Parties except as required by applicable law, the Panel, the FSA or the Chaucer Directors’ fiduciary duties (after any rights Hanover may have elected to exercise to appeal a Panel Executive ruling to the full Panel have been exhausted).

7.2.5	subject to Clause 7.2.7, convene the Court Meeting in accordance with the relevant orders of the Court for the purpose of considering and, if thought fit, approving the Scheme and, unless the Chaucer Directors unanimously determine, having sought, obtained and considered Counsel’s opinion and independent financial advice, that material new information which has become available or material new circumstances which have arisen need to be brought to the attention of the Chaucer Shareholders in order for them to make an informed decision at the relevant meeting (in which case they shall be entitled (with the consent of Hanover, not to be unreasonably withheld or delayed) to adjourn the relevant meeting provided that such adjournment is for the shortest time reasonably necessary), hold the Court Meeting at the time and on the data for which it is convened (or adjourned as the case may be) and propose at the Court Meeting the Scheme Resolution and the Scheme in the form and manner directed by the Court;

7.2.6

subject to Clause 7.2.7, convene the Chaucer General Meeting for the purpose of considering and, if thought fit, approving the Chaucer General Meeting Resolutions and, unless the Chaucer Directors unanimously determine, having sought, obtained and considered Counsel’s opinion and independent financial advice, that material new information which has become available or material new circumstances which have arisen need to be brought to the attention of the Chaucer Shareholders in order for them to make an informed decision at the relevant meeting (in which case they shall be entitled (with the consent of Hanover, not to be unreasonably withheld or delayed) to adjourn the relevant meeting provided that such adjournment is for the shortest time reasonably necessary), hold the Chaucer General Meeting at the time and on the date for which it is convened (or adjourned, as the case may be) and propose the Chaucer General Meeting Resolutions in the terms set out in the notice of Chaucer General Meeting included in the Scheme Circular together with any amendment approved by the Hanover Parties;

7.2.7	at the request of either Hanover Party or, at the election of any Party (with the consent of Hanover, not to be unreasonably withheld or delayed), if Counsel advises for any reason that there is a serious risk of procedural or other objections to the Scheme or the Scheme process, take all reasonable actions to seek an adjournment of (and, where applicable, re-convene) either or both of the Court Meeting and the Chaucer General Meeting to or for such time and date as either Hanover Party may reasonably require, provided that the adjournment is for the shortest time reasonably necessary and seeking such adjournment (or reconvention) is consistent with the primary objective of this Agreement of implementing the Acquisition, and thereafter the obligations set out in Clauses 7.2.5 and 7.2.6 shall apply to the Court Meeting and/or the Chaucer General Meeting as adjourned;

7.2.8	between the date of posting the Scheme Circular and the date of the Court Meeting and the Chaucer General Meeting, procure that the Hanover Parties are informed, on a regular basis (and as soon as reasonably practicable following a written request from either of the Hanover Parties) of the number of proxy votes received to date in respect of the resolutions to be proposed at such meetings and the identity of relevant Chaucer Shareholders;

7.2.9	give such undertakings as may be reasonably required by the Court in connection with the Scheme;

7.2.10	as soon as reasonably practicable following, and subject to, the Scheme Resolution and the Chaucer General Meeting Resolutions being passed by the requisite majorities, apply to the Court for leave to advertise the Reduction, procure the advertisement in a national broadsheet newspaper of the Scheme Hearing Date at least seven clear days in advance of such date, and file such documents and take such other steps as the Court may direct or require or may otherwise be necessary in connection with such application;

7.2.11	as soon as reasonably practicable following, and subject to, receipt from Bidco of written confirmation of the satisfaction or waiver of all Conditions (other than Condition 1.2(c)), instruct counsel to attend and seek the Court Order at the Scheme Hearing;

7.2.12	on the Business Day immediately following the Scheme Hearing Date, provided the Court Order is granted, at 8:00 am on such day or as soon as reasonably practicable thereafter, cause a copy of the Court Order together with the Statement of Capital to be filed with the Registrar accordingly, so that the Effective Date shall be the Business Day immediately following the Scheme Hearing Date;

7.2.13	save pursuant to Clause 7.3, not allot or issue any Chaucer Shares between the Scheme Record Date and the time at which the Scheme becomes Effective;

7.2.14	subject to the Chaucer Board not having withdrawn or adversely qualified or amended its recommendation in accordance with Clause 6.2, to do or procure to be done all such further acts and things and execute or procure the execution of all such other documents as Hanover may from time to time reasonably require for the purpose of giving effect to the Scheme or the Acquisition; and

7.2.15	following filing of a copy of the Court Order in accordance with Clause 7.2.12, apply to the London Stock Exchange for its shares to cease trading and to the UKLA to remove its shares from the Official List, in each case with effect from 8:00 am on the day following the Effective Date or such other time as Hanover may direct.

7.3	Subject to the satisfaction of the Conditions, upon request by Hanover prior to the Effective Date, Chaucer will promptly allot and issue to Bidco or as directed by Hanover a single new Ordinary Share at a subscription price equal to the consideration per ordinary share payable under the terms of the Scheme (or such other price as the Parties shall agree).

7.4	Bidco shall (subject to compliance by Chaucer with the requirements of this Agreement and satisfaction or waiver of the Conditions) take all such steps as are necessary to implement the Acquisition on the terms (but subject to the Conditions) set out in the Press Announcement, and in particular Hanover shall procure that Bidco shall: (i) through Counsel, consent to the implementation of the Scheme and undertake to do all things necessary to implement the Scheme; and (ii) pay such consideration as is required to be paid as soon as practicable and in any event not later than 14 days after the Effective Date. Hanover shall procure the prompt compliance by Bidco with its obligations in respect thereof.

7.5	Bidco undertakes that, immediately before the Scheme Hearing, it shall deliver (on its behalf and on behalf of Hanover) a notice in writing to Chaucer either: (i) confirming the satisfaction or waiver of all Conditions (other than Condition 1.2(c)); or (ii) confirming its intention to invoke a Condition and providing reasonable details of the event which has occurred, or circumstance which has arisen, which is sufficiently material for the Panel to permit Bidco to withdraw from the Acquisition.

7.6	The Hanover Parties reserve the right, included in the Press Announcement, to elect by written notice to Chaucer to implement the Acquisition by means of the

Offer subject to obtaining the consent of the Panel. If the Hanover Parties validly exercise this right (the “Right to Switch”) in accordance with this Clause 7.6 and the Panel consents to such exercise, then:

7.6.1	Subject to any requirements of the Panel, Chaucer undertakes that it shall withdraw the Scheme in accordance with such instructions as given by Hanover and in such timescale as reasonably notified by Hanover;

7.6.2	the conditions set out in Appendix l to the Press Announcement shall be incorporated into the announcement of such Offer and into the Offer Document, subject to certain modifications as may be required pursuant to the Code and/or the Panel; and

7.6.3	the Parties’ obligations under this Agreement shall be deemed to apply insofar as is reasonably practicable and in a manner which is commensurate with the Acquisition being implemented by means of the Offer in place of the Scheme.

7.7	Nothing in this Agreement shall restrict or limit Chaucer or any Chaucer Director from complying with duties or obligations to the Court or under the Code or directions, rulings or orders of, or authority given to the Company or Chaucer Directors by, the Court or the Panel.

8.	CONDUCT OF BUSINESS

8.1	For so long as the Chaucer Board continues to recommend the Acquisition in accordance with Clause 6, Chaucer undertakes to each of the Hanover Parties that prior to the termination of this Agreement in accordance with its terms, it shall not, and shall procure that each member of its Group shall not, without the prior written consent of the Hanover Parties:

8.1.1	carry on business otherwise than in the ordinary course and in all material respects consistent with past practice including (without limitation) past practice relating to entering into, amending, supplementing or terminating any material agreements; without prejudice to the generality of the foregoing, Chaucer shall not, and shall procure that each member of its Group shall not, without the prior written consent of the Hanover Parties (such consent not to be unreasonably withheld or delayed):

(a)	conduct its underwriting businesses in any manner other than as set forth in the respective Syndicate Business Plans as submitted to and accepted by Lloyd’s in respect of the 2011 underwriting year of account;

(b)	make any amendments to or change the composition of any of the funds at Lloyd’s in place at the date hereof for any member of the Group;

(c)	in respect of Syndicate 1084 and Syndicate 1176 enter into any inter-syndicate loans or borrowings or permit either syndicate to enter into any new borrowings or facilities with any person;

(d)	make any amendments to or deviation from the investment strategy for or composition of investments held by or on behalf of the Group for the Group’s managed syndicates as in place at the date hereof;

(e)	in respect of Syndicate 1084 and Syndicate 1176 take any step or do or knowingly omit to do any act, matter, or thing which would or would be likely to:

(i)	change the risk appetite or risk profile in each case as in place at the date hereof of any syndicate or underwriting business owned or managed by the Group or over which any member of the Chaucer Group has control (including as to risk limits or risk aggregation);

(ii)	amend or modify the outwards reinsurance programmes in place as at the date hereof for any member of the Group or for any syndicate or underwriting business owned or managed by any member of the Group or over which any Group member has control; or

(iii)	amend or modify the reserving policy or strategy in place as at the date hereof for any member of the Group or for any syndicate or underwriting business owned or managed by any member of the Group or over which any Group member has control; or

8.1.2	alter the general nature or scope of its business in any way; or

8.1.3	enter into any transaction which would be classified as a Class 1 or a Class 2 transaction for it under the Listing Rules; or

8.1.4	enter into any transaction falling within Chapter 11 of the Listing Rules; or

8.1.5	save as disclosed to Knight prior to the date of this Agreement issue or grant any options or awards under any of its employee share plans; or

8.1.6	adopt or amend any of its Group’s employee share plans (including the Share Schemes), other than as expressly contemplated by this Agreement; or

8.1.7	increase net total borrowings or enter into any new loan agreement with any bank or other financial institution or enter into any new loans or borrowings intra-Group; or

8.1.8	draw down any amounts under the £90 million letter of credit facility dated 29 November 2010; or

8.1.9	enter into any material or unbudgeted new capital expenditure commitments with third parties; or

8.1.10

declare, make, set aside or pay any dividends, bonus issues or other distribution (whether in cash, shares or other property) in respect of any share capital other than the Chaucer Dividend or issue, redeem or buy-in any shares or other securities of Chaucer or any other member of its Group (other than pursuant to the Share Schemes or as expressly contemplated by this Agreement); or

8.1.11	change the general terms of employment of its employees or the terms of employment of its Directors or other senior management in any way, or make any improvements to the terms of any bonus arrangement applicable to such employee or director, other than in the ordinary course of business or pursuant to periodic salary or wage reviews in a way consistent with past practice; or

8.1.12	appoint a person as a director of Chaucer, other than envisaged by Clause 14 of this Agreement; or

8.1.13	adopt or amend any pension scheme, employee benefit, bonus or profit sharing scheme (including without limitation any scheme having share purchase or share option provisions); or

8.1.14	utilise in any way, or make payments from, any bonus pool or similar incentive arrangement for the benefit of Chaucer Directors or employees, or any thereof, whether or not in existence as at the date of this Agreement;

8.1.15	enter into any inducement or break fee arrangement of any nature and in any form whatsoever with any third party or any agreement or arrangement which would have an equivalent effect; or

8.1.16	agree to do any of the foregoing.

8.2	Clause 8.1 shall not operate so as to restrict or prevent:

8.2.1	the completion or performance of any obligations undertaken pursuant to any contract or arrangement entered into prior to the date of this Agreement (provided details of the same have been fairly disclosed to Hanover prior to the date of this Agreement); or

8.2.2	the continuance of any discussion which would otherwise not be restricted or prevented by the provisions of Clause 9; or

8.2.3	any matter contemplated by this Agreement; or

8.2.4	compliance with any direction or requirement of any Regulatory Authority.

8.3	Chaucer undertakes that except with the prior written consent of the Hanover Parties (not to be unreasonably withheld or delayed), it will not submit to its shareholders for approval in general meeting any resolution which, if passed, would constitute approval for the purposes of Rule 21.1 of the Code or, save in relation to employees, seek the consent of the Panel to proceed without such approval.

8.4	If Chaucer or any member of its Group or their respective advisers has any communication at a senior level with or from any Regulatory Authority in respect of any matter which Chaucer reasonably thinks could have an adverse impact on the business or future operations of Chaucer or any member of its Group, whether formal or informal, it shall, as soon as reasonably practicable after such communication and subject to any confidentiality restrictions imposed by such Regulatory Authority, inform Hanover of such communication and provide copies to the Hanover Parties of any written documents or correspondence.

8.5	Nothing in this Clause 8 shall require Chaucer or any member of its Group to take or omit to take any action that would breach or could reasonably be regarded as a breach of any applicable law or regulation. In the event that Chaucer or any member of the Chaucer Group shall believe at any time that compliance with Clause 8 would breach or could reasonably be regarded as a breach of any applicable law or regulation it shall notify and consult with Hanover in relation thereto prior to taking or omitting to take the action in question.

9.	NON-SOLICITATION OF ALTERNATIVE PROPOSALS

9.1	Chaucer undertakes that it shall not and shall procure that no other member of its Group nor any director, employee, adviser or agent of it or them shall, on its behalf, initiate, solicit or (save to the extent required by the Code or in the proper exercise of the fiduciary duties of the Chaucer Directors) enter into or continue any discussion for the purposes of procuring, or in relation to, an Alternative Proposal. For the avoidance of doubt, nothing in this Agreement shall prevent Chaucer or any of the persons referred to in this Clause from responding to (including discussing with and/or facilitating consideration by the Directors of) any Alternative Proposal from a bona fide third party offeror or potential third party offeror at a price or indicative price which represents at least a 10 per cent. premium to the value of the Acquisition (as may be amended) where the Directors determine in good faith on the advice of external counsel that the failure to do so would be in breach of their fiduciary duties or duties under the Code.

9.2	Chaucer undertakes that it shall inform Hanover forthwith in the event that it or any of its Directors, officers, agents or other advisers receives, on its behalf, an approach (whether or not from a third party which has previously made an approach) regarding any Alternative Proposal and shall inform Hanover of all the material terms of such approach and keep Hanover fully informed of any material changes to the terms of such approach.

9.3

Without prejudice to Clauses 9.1 and 9.2 but subject thereto and subject to its obligations under the Code, Chaucer undertakes, following receipt of any approach which could lead to an Alternative Proposal, to notify the Hanover Parties in the event that the Chaucer Board determines, subject to and in accordance with Clause 6.2, that its recommendation as set out in Clause 6.1 should not be given or should be withdrawn, modified or qualified and not to withdraw, modify or qualify its recommendation until 48 hours after such notification, in order to provide the opportunity for the Hanover Parties to consider whether to revise the Scheme or the Offer (as the case may be), or exercise its rights pursuant to Clause 7.6.

9.4	The obligations on Chaucer under this Clause 9 shall cease and determine if (following compliance by Chaucer with Clause 9.3) the Hanover Parties fail to revise the Scheme or the Offer (as the case may be) to increase the consideration per Ordinary Share to an effective consideration per Ordinary Share which is equal to or greater than that provided under the Alternative Proposal.

10.	PROVISION OF INFORMATION

10.1	In the event that a third party (the “Requesting Person”) requests information from Chaucer pursuant to Rule 20.2 of the Code or Chaucer is otherwise permitted to provide information to a third party in accordance with the provisions of this Agreement, Chaucer shall:

10.1.1	notify the Hanover Parties of, and provide details of the information sought in, that request to the other Party; and

10.1.2	provide the Hanover Parties with a copy of the information (including any documentation provided and a written transcript of any oral presentation of information) provided to the Requesting Person or its advisers at the same time as providing it to the Requesting Person or its advisers or where such timing is not practicable as soon as possible thereafter.

10.2	Chaucer represents and undertakes to the Hanover Parties that Chaucer has informed (or within 2 Business Days of the date of this Agreement will inform) Hanover in writing and has provided (or within 2 Business Days of the date of this Agreement will provide) all relevant documentation of and pertaining to:

10.2.1	any and all requests for information received by Chaucer from third parties during the period of twelve months immediately prior to the date hereof pursuant to Rule 20.2 of the Code;

10.2.2	the identity of the third party or parties making the information request; and

10.2.3	the information disclosed by Chaucer pursuant to all such requests.

10.3	The obligations of Chaucer pursuant to Clause 10.2 shall be subject to any pre-existing and legally-enforceable confidentiality obligations which Chaucer owes to any third party in respect of any such information request, provided that Chaucer undertakes to the Hanover Parties that insofar as any said confidentiality obligation applies then Chaucer shall use all reasonable endeavours to comply with Clause 10.2 to the fullest extent without breaching any such confidentiality obligation.

10.4

If during the term of this Agreement any event, matter, fact or thing shall arise in or in connection with or which is or may reasonably be considered to be pertinent to the Chaucer Group or any member thereof and which is or may reasonably be considered to be or become a materially adverse event in the context of the Chaucer Group taken as a whole or in the context of the business of any one of the Syndicates under management of any member of the Chaucer Group then Chaucer undertakes to notify the Hanover Parties as soon as practicable after Chaucer or any member of its Group becomes aware of the same and to provide all such information in respect thereof as Hanover shall request and Chaucer or any member of the Chaucer Group shall possess or have access to.

11.	CLEARANCES AND CONDITIONS

11.1	Each Party undertakes to co-operate with the other to ensure the satisfaction of the Conditions and to assist the other Party in communicating with any Authority for the purposes of satisfying the Conditions prior to the Scheme Hearing, including, amongst other things, by, as soon as practicable, providing the other Party with any information or documents reasonably requested and necessary for the purpose of making a submission, filing or notification to any Authority in relation to the Acquisition, including making any joint filings with the other Party where required by any such Authority or as agreed between the Parties. Where such information or documents to be exchanged between the Parties includes Confidential Information, such information or documents may, by prior agreement between the Parties, be exchanged on an external counsel-only basis.

11.2	Subject as provided in this Agreement, each of Chaucer and Hanover severally agrees to use all reasonable efforts and to procure that any member of its Group, its Directors and its relevant professional advisers assist it to prepare all such documents and take all such steps as are necessary to ensure the satisfaction of the Conditions (including, amongst other things, obtaining all the Clearances) prior to the Scheme Hearing.

11.3	Each Party undertakes to keep the other informed of developments which are material to the obtaining of any Clearances. Both Parties shall give the other reasonable prior notice of, and reasonable opportunity to participate in, any material meetings or telephone calls it may have with any Regulatory Authority (except where such Authority requests that the other Party should not participate) in connection with the Acquisition, its implementation or the businesses of Chaucer or Hanover.

11.4	The obligation of each of the Parties to implement the Acquisition is subject to the satisfaction or, where permissible, waiver of the Conditions by the Long-Stop Date. In relation to the Scheme, Chaucer agrees that it shall only file the Reduction Order with the Registrar if all of the Conditions are satisfied or, where permissible or required pursuant to this Agreement, waived by Hanover prior to the grant of the Reduction Order.

11.5	The Parties agree to co-ordinate their input for the purpose of preparing any tax clearances that either Party may reasonably require be obtained in connection with the Acquisition.

12.	REGULATORY AUTHORITY CONSULTATION

12.1	The Parties shall consult with each relevant Regulatory Authority from time to time as necessary in order to keep each of them informed, and where appropriate seek the consent of the Regulatory Authorities, as to issues relating to the preparation of the Scheme Circular, the implementation of the Acquisition, the Timetable and the process for obtaining the Clearances.

12.2	The Parties each undertake to provide the other with reasonable prior notice of, and reasonable opportunity to:

12.2.1	unless otherwise requested by a Regulatory Authority participate in any meetings or telephone calls it may have with any Regulatory Authority and shall keep each other Party informed of any discussions it has with any Regulatory Authority; and

12.2.2	review and comment on any written submission to be made to any Regulatory Authority and shall provide the other Party with a copy of the final version of the same as submitted to any Regulatory Authority, insofar as such meetings, telephone calls or written submissions relate to the Scheme, the Offer or the implementation of the Acquisition.

12.3	Nothing in this Clause 12 or Clause 11 shall require Chaucer or any member of the Chaucer Group to provide information, submissions or notice to, or involve, Hanover or any member of the Hanover Group in any way in respect of any matter:

12.3.1	which is subject to any confidentiality restriction imposed by a Regulatory Authority; or

12.3.2	where to do so would, having taken external legal advice, be likely to breach any law or regulation (including the Code) or any Court order.

13.	BOARD COMPOSITION

Chaucer agrees to procure the resignations of the non-executive Chaucer Directors with effect from the Effective Date and to cooperate with Hanover to procure the appointment of such individuals as shall be agreed between the Parties to the Board of Chaucer as soon as reasonably practicable following the Effective Date.

14.	TRANSITION PLANNING AND FINANCING

14.1	Within the context of the planning of the Acquisition, Chaucer shall upon request either from time to time, or by any general request, provide the Hanover Parties with copies of:

14.1.1	all monthly management information that is produced for members of the boards of any Chaucer Group company or any committee of any such board;

14.1.2	any new information which arises after the date of this Agreement which could have a material impact on the business of the Chaucer Group or its future operations or upon the implementation of the Acquisition; and

14.1.3	quarterly financial reports on Chaucer and the Chaucer Group in sufficient detail (as determined by Hanover) to enable Hanover to prepare its financing documentation for the purposes of the Acquisition and to make such public filings as may be necessary in connection therewith, in each case as soon as reasonably practicable.

14.2	Chaucer shall promptly, upon reasonable notice, provide the Hanover Parties and their advisers with access to any documents reasonably requested by them after the date of this Agreement for the purpose of planning the Acquisition and its implementation, including for the avoidance of doubt, in respect of the Hanover Group’s financing of the Acquisition.

14.3	Chaucer undertakes to make available:

14.3.1	key personnel of the Chaucer Group; and

14.3.2	the auditors of the Chaucer Group,

to discuss and assist with transition planning and financing arrangements. Chaucer also undertakes with effect from the posting of the Scheme Document to use its reasonable endeavours to obtain for Hanover, on request being made by Hanover to either Bob Stuchbery or Bruce Bartell, access to and the opportunity to communicate directly with Chaucer Group’s major trading partners and counterparties, reinsurers, independent actuaries, consultants, finance providers and customers, in each case in relation to transition planning and future business proposals.

14.4	Notwithstanding any provisions in Clauses 14.1 to 14.3 to the contrary, nothing in this Clause 14 shall require Chaucer to take any action that would or could reasonably be regarded as:

14.4.1	an unlawful implementation of the Acquisition prior to receiving the Clearances; or

14.4.2	a breach of any applicable law or regulation.

14.5	In relation to any public document issued by or on behalf of Hanover in connection with its financing of the Acquisition (a “Relevant Document”);

14.5.1	no Chaucer Director shall be required to take, or be named as taking, responsibility for such information in any Relevant Document;

14.5.2	Chaucer shall exercise the same degree of care in relation to the accuracy of information provided by it to Hanover pursuant to this Clause 14 for inclusion in any Relevant Document as Chaucer is required to exercise as a listed company in relation to information which it releases to the market;

14.5.3	Hanover undertakes to consult with Chaucer and take into account its reasonable comments and requests in relation to information on the Chaucer Group which is to be included in any Relevant Document, to provide drafts of such Relevant Documents to Chaucer for its review and not to include information in any Relevant Document relating to the Chaucer Group which Chaucer has notified to Hanover is untrue, incomplete, inaccurate or misleading.

15.	SHARE SCHEMES

15.1	Chaucer undertakes to Hanover to co-operate fully with Hanover and provide such details to Hanover and its advisers in relation to the Share Schemes and agree any amendments required to be made to the Share Schemes as Hanover reasonably requires in order to formulate and agree with Chaucer the proposals to be made to the participants in the Share Schemes.

15.2	Chaucer undertakes to take all necessary steps to prepare, in a form to be agreed between Chaucer and Hanover, proposal letters to each of the participants in the Share Schemes, and to post such letters no later than seven (7) days after the posting of the Scheme Circular. Such letters shall include a form enabling the participants to exercise their options and awards, as appropriate, during such period as expires immediately prior to the Scheme Hearing, conditional upon the Court Orders being obtained, or otherwise in accordance with the Share Schemes’ rules, and shall inform participants of their rights under the Share Schemes, including details of the lapse provisions in relation to their options and awards and explaining what will happen, under the respective Share Scheme, to the Ordinary Shares they may receive on the exercise or vesting of their options and awards.

15.3	Options may be exercised and awards will vest under the Share Schemes as permitted by the rules of the respective Share Schemes, taking into account any performance targets and provisions relating to the pro rating of options and awards for time held, following the Scheme Order being obtained and/or the change of control (as appropriate). Chaucer hereby confirms and undertakes to the Hanover Parties that no performance based awards under any Share Scheme have been granted since 1 January 2011 nor will any such awards be granted prior to the Effective Date.

15.4	The parties agree that any option holders who are able to exercise options free of income tax shall, where practicable, be permitted to transfer some of the Chaucer Shares issued pursuant to the exercise of such options to their spouse or civil partner before such Chaucer Shares are acquired by Bidco.

15.5	The parties agree that option holders exercising options to acquire Chaucer Shares will not be required to finance the exercise of their options. Arrangements will be put in place whereby option holders who choose cashless exercise will be required to sell such number of Chaucer Shares as is required to pay the exercise price on terms that the consideration for the sale of such Chaucer Shares will be used to satisfy the exercise price.

15.6	The Chaucer General Meeting Resolutions shall propose an amendment to the Articles of Association of Chaucer by the adoption and inclusion of a new article to be set out in the notice of Chaucer General Meeting under which any Ordinary Shares issued following the date of the Court Meeting will be transferred automatically to Hanover or Bidco for the same consideration as is due under the Scheme, to the extent not otherwise acquired under the Scheme.

15.7	Chaucer and Lloyds TSB Offshore Trust Company Limited entered into a Share Award Satisfaction Deed, dated 19 March 2010, as amended (the “Share Award Satisfaction Deed”). Chaucer hereby represents, warrants and undertakes (as applicable) to the Hanover Parties that:

15.7.1	the Share Award Satisfaction Deed has been validly executed by Chaucer and is in full force and effect as at the date of this Agreement;

15.7.2	there is no breach or alleged breach by Chaucer of any of the provisions of the Share Award Satisfaction Deed; and

15.7.3	it shall exercise to the fullest extent possible all its rights and perform all its obligations in accordance with the provisions of the Share Award Satisfaction Deed, particularly as regards and in relation to the transactions contemplated by this Agreement, including, but not limited to, giving all notices required pursuant to the Share Award Satisfaction Deed.

16.	EMPLOYEE MATTERS

16.1	The Parties each agree that promptly following the publication of the Press Announcement in accordance with Clause 2, they will make a copy of the Press Announcement available to their respective employee representatives in accordance with the requirements of the Code.

16.2	Chaucer agrees that promptly following the publication of the Scheme Circular, it will make a copy of the Scheme Circular available to its employee representatives in accordance with the requirements of the Code.

16.3	Each Party undertakes to co-operate with the other to ensure the satisfaction of the requirements of the Code in relation to employee consultation and to assist the other Party in communicating with its employees and employee representatives for the purposes of compliance with the Code.

17.	PENSIONS

Chaucer shall consult, co-operate and agree with the Hanover Parties the terms of any announcement to members, approach to the trustees of the Chaucer Group’s pension schemes or to the Pensions Regulator in each case regarding the impact of the Acquisition on the relevant pension scheme.

18.	REPRESENTATIONS AND WARRANTIES

18.1	Each Party represents and warrants to the other on the date hereof that:

18.1.1	it has the requisite power and authority to enter into and perform this Agreement;

18.1.2	this Agreement constitutes its binding obligations in accordance with its terms;

18.1.3	the execution and delivery of, and performance of its obligations under, this Agreement will not:

(a)	result in a breach of any provision of its constitutional documents;

(b)	result in a breach of, or constitute a default under, any instrument to which it is a party or by which it is bound; or

(c)	result in a breach of any order, judgment or decree of any court or governmental agency to which it is a party or by which it is bound.

18.1.4	neither it, nor any member of its Group, nor any of their respective advisers is currently in discussions with any third party regarding any potential transaction which would preclude, delay or prejudice the implementation of the Scheme or the Acquisition and no agreements or arrangements currently subsist in relation thereto;

18.1.5	neither it, nor any member of its Group, has entered into any agreement or arrangement with any third party regarding any potential transaction the terms of which require it to disclose to such party the existence of, and details surrounding (including as to price), the Acquisition; and

18.1.6	it is not aware of any matter or circumstance which would, or which could reasonably be expected to, cause any of the Conditions not to be satisfied in relation to that Party or which would prevent that Party acting in accordance with this Agreement, the Press Announcement and the Scheme Circular or the Offer Document (as applicable).

18.2	Immediately before the Scheme Hearing Bidco will confirm to Chaucer satisfaction or waiver of all remaining Conditions other than Condition 1.2(c).

18.3

Chaucer hereby represents and warrants to each of the Hanover Parties that paragraphs (a) and (b) of Appendix II to the Press Announcement are true, accurate and complete and that, taking into account any issues, grants or awards under any of the Share Schemes as may be permitted pursuant to Clause 8.1.5 and on the basis of the Schedule and variance analysis as disclosed to Hanover on 19 April 2011 Chaucer shall not exceed the fully diluted share capital figure set out in paragraph (b) of Appendix II to the Press Announcement at any time up to and including the Effective Date and that there are no variances or adjustments applicable prior to the Effective Date other than those applicable to (i) Dividend Shares, (ii) Matching Shares, (iii) the April 2011 Deferred Share Award and (iv) the timing variances identified in notes 1, 3 and 5 to the Notes and Assumptions on page 2 of the Schedule.

18.4	Neither Hanover nor Bidco nor Chaucer shall have any claim against any other for breach of warranty or representation after the Effective Date.

19.	ANNOUNCEMENTS

19.1	Unless the recommendation of the Directors of Chaucer has not been given, or has been withdrawn, modified or qualified, in accordance with Clause 6.2 or a third party has announced or made a statement regarding a possible offer, or a firm intention to make an offer, for Chaucer, no announcement (other than the Press Announcement) in relation to the Scheme, Offer or Acquisition shall be made by any Party without the prior consent of the others, such approval not to be unreasonably withheld or delayed.

19.2	Nothing in this Clause 19 shall preclude any Party from making such announcements as are required by:

19.2.1	the law of any relevant jurisdiction; or

19.2.2	the Disclosure Rules and Transparency Rules, the Listing Rules or the Code,

in which case the relevant Party shall take all such steps as may be reasonable and practicable in the circumstances to consult the other Parties on the proposed form and timing of such announcement prior to the release of such announcement.

19.3	Chaucer will prepare and submit to Hanover for review and approval (not to be unreasonably withheld or delayed) all announcements and communications to employees of the Chaucer Group in connection with the Acquisition prior to the issue of such announcements and communications.

20.	BREAK FEE

20.1	If any of the following events occur, Chaucer shall pay to Hanover the Break Fee in accordance with the provisions of Clause 20.2 and 20.3:

20.1.1	the Scheme or the Offer, as the case may be, is withdrawn or lapses and, before that time, an Alternative Proposal is announced which Alternative Proposal subsequently becomes or is declared wholly unconditional, becomes effective or is otherwise completed before or within 12 months of the date on which the Scheme, or the Offer, is withdrawn or lapses; or

20.1.2	whether the Acquisition is being implemented by means of the Scheme or the Offer, the Board of Chaucer do not unanimously and without qualification recommend that Chaucer shareholders vote in favour of the Scheme Resolution and the Chaucer General Meeting Resolutions or accept the Offer, as the case may be, or, having made such a recommendation the Board of Chaucer (or any committee of such Board) at any time withdraw, or adversely modify, or qualify such recommendation or Chaucer or the Chaucer Directors fail to take all appropriate and necessary steps or fail to comply in any material respect with its or their obligations in accordance with the Timetable and in the manner contemplated by this Agreement to implement the Scheme or the Offer, as the case may be; or

20.1.3	the Chaucer General Meeting Resolutions required to implement the Scheme and the Acquisition and/or the Scheme Resolution are not passed by the requisite majorities and the Scheme is subsequently withdrawn, is not implemented or lapses.

20.2	Chaucer shall pay the Break Fee no later than five (5) Business Days after demand from Hanover which may only be made after the withdrawal, failure to implement or lapse of the Scheme or the Offer, or in the circumstances set out in Clause 20.1.1 after the Alternative Proposal becomes or is declared wholly unconditional, becomes effective or is otherwise completed, as applicable. All sums payable under this Clause 20 shall be paid in the form of an electronic funds transfer for same day value to such person and such bank account or accounts as may be notified by Hanover to Chaucer and shall be paid in full, free from any deduction or withholding whatsoever (save only as may be required by law) and without regard to any lien, right of set-off, counterclaim or otherwise.

20.3	The Parties intend and shall use all reasonable endeavours to secure that the Break Fee is not treated for VAT purposes as consideration for a taxable supply. If and to the extent that H.M. Revenue & Customs determine that the Break Fee is consideration for a taxable supply, and that Chaucer (or the representative member of a VAT group of which Chaucer is a member) is chargeable to VAT in respect of such supply, all or part of which is not recoverable by Chaucer (or such representative member, as appropriate), then (a) the amount payable by Chaucer to Hanover in respect of the Break Fee shall be reduced so that the amount payable, together with any irrevocable VAT arising in respect of the supply for which the payment is consideration, is equal to the Break Fee; and (b) to the extent that Chaucer has already paid an amount to Hanover in respect of the Break Fee which exceeds the amount described in sub-clause (a) above, Hanover shall repay to Chaucer such amount as will ensure that the aggregate amount paid by Chaucer by way of Break Fee, together with the irrecoverable VAT mentioned in sub-clause (a) above and less the repayment mentioned in this sub-clause (b), is equal to the Break Fee.

20.4	Nothing in this Agreement shall oblige Chaucer to pay any amount which the Panel determines would not be permitted by Rule 21.2 of the Code.

21.	TERMINATION

21.1	Subject to Clause 21.2, this Agreement shall terminate with immediate effect and all rights and obligations of the Parties under this Agreement shall cease forthwith, in the event that:

21.1.1	the Press Announcement is not released in accordance with Clause 2.1; or

21.1.2	the Acquisition is not effective on or before the Long-Stop Date; or

21.1.3	any Condition becomes incapable of satisfaction (unless it is waived by Hanover) or is invoked so as to cause the Acquisition not to proceed in circumstances where such invocation is in accordance with the Code; or

21.1.4	an Alternative Proposal becomes or is declared wholly unconditional or is completed;

21.1.5	the Parties agree in writing; or

21.1.6	the Acquisition lapses, or is being or otherwise ceases to be capable of becoming effective or becomes or is declared wholly unconditional (as applicable) in accordance with the Code.

21.2	Termination shall be without prejudice to the rights of either Party that may have arisen prior to termination, including Clauses 21 (Break Fee) and 34 (Governing Law and Jurisdiction) which shall survive termination.

22.	CONFIDENTIALITY

22.1	The Confidentiality Agreement shall be terminated with effect from the date of this Agreement, without prejudice to the rights of either Party that may have arisen prior to termination and the provisions of this Clause 22 shall have effect in its place.

22.2	Each Party shall, subject to Clauses 22.4.4 and 22.6:

22.2.1	keep the Confidential Information relating to the other Party, secret and confidential and not disclose any of it to any person other than individuals:

(a)	who are Directors or employees of the Recipient’s Group or Directors, partners or employees of the Recipient’s advisers; and

(b)	who in the reasonable opinion of that Party need to know the same for the purposes of considering, evaluating, advising on, financing or furthering the Acquisition;

22.2.2	only use the Confidential Information relating to the other Party for the sole purpose of considering, evaluating, advising on or furthering the Acquisition in accordance with this Agreement and shall not use it for any other purpose;

22.2.3	keep secret and confidential the existence of the Acquisition and any discussions or negotiations with regard to the Acquisition;

22.2.4	keep the Confidential Information relating to the other Party and any copies thereof secure and in such a way so as to prevent unauthorised access by any third party;

22.2.5	not make any copies of Confidential Information or reproduce it in any form except for the purpose of supplying the same to those to whom disclosure is permitted in accordance with this Agreement;

22.2.6	inform the other Party immediately if either Party becomes aware that Confidential Information has been disclosed to any person otherwise in accordance with this Agreement.

22.3	Each Party shall procure that, in cases where it is a Recipient, the individuals to whom Confidential Information is to be made available in accordance with this Agreement are aware of and observe the obligations contained in this letter regarding Confidential Information.

22.4	Each Party shall and shall procure that each member of its Group, each of its advisers to whom Confidential Information is to be made available and any other persons to whom Confidential Information is made available in accordance with this letter shall (each as a Recipient) at its own expense, within seven days of receipt of a written demand from the Provider:

22.4.1	return all written Confidential Information provided to that Recipient pursuant to this Agreement which is in such person’s possession or under its custody and control without keeping any copies thereof;

22.4.2	destroy all analyses, compilations, notes, studies, memoranda or other documents prepared by that Recipient to the extent that the same contain, reflect or derive from Confidential Information relating to the other Party;

22.4.3	so far as it is practicable to do so (but, in any event, without prejudice to the obligations of confidentiality contained in this Agreement), expunge any Confidential Information relating to the other Party from any computer, word processor or other device in its possession or under its custody and control; and

22.4.4	on request supply a certificate signed by any of its Directors or partners (as the case may be) confirming that, to the best of his knowledge, information and belief, having made all proper enquiries, the requirements of this Clause 22.4 have been fully complied with;

provided that:

(a)	any Recipient may retain such Confidential Information relating to the other Party as may be required by law or contained or referred to in board minutes; and

(b)	any adviser to either Party may keep one copy of any documents in their possession for record purposes without prejudice to any duties of confidentiality in relation to such Confidential Information contained in this letter.

22.5	The Confidential Information relating to the Provider shall remain the property of the Provider and its disclosure shall not confer on the Recipient any rights (including any intellectual property rights) over the Confidential Information whatsoever beyond those contained in this Agreement.

22.6	Nothing in this Clause 22 shall restrict any disclosure by either Party or any member of its Group required by law or by any court of competent jurisdiction, by the Disclosure Rules and Transparency Rules or Listing Rules or the rules and regulations of the London Stock Exchange, the Code or any enquiry or investigation by any governmental, official or regulatory body which is lawfully entitled to require any such disclosure provided that, so far as it is lawful and practical to do so prior to such disclosure, the Party subject to such disclosure shall promptly notify the other Party of such requirement with a view to providing the opportunity for the other Party to contest such disclosure or otherwise to agree the timing and content of such disclosure.

23.	NOTICES

23.1	Any notice under or in connection with this Agreement (a “Notice”):

23.1.1	shall be in writing;

23.1.2	shall be in the English language; and

23.1.3	may be delivered personally or sent by courier or by fax to the Party due to receive the Notice at the relevant address specified in Clause 23.2 or to another address, person or fax number specified by that party by not fewer than five days’ written notice to the other Party.

23.2	The addresses referred to in Clause 23.1.1 are:

23.2.1	in the case of Hanover and Bidco:

Address:	440 Lincoln Street
Worcester, MA 01653

Fax:	001 508 926 1693

For the attention of each of:	Andrew S. Robinson and Charles F. Cronin

With a copy to Debevoise & Plimpton LLP, (fax number 020 7588 4180)
marked for the attention of Jeremy G. Hill

23.2.2	in the case of Chaucer:

Address:	Plantation Place, 30 Fenchurch Place, London
EC3M 3AD

Fax:	020 7105 8300

For the attention of:	David Turner

With a copy to Norton Rose LLP, (fax number 020 7283 6500) marked for the attention of Chris Pearson.

23.3	A Notice given under Clause 23.1 shall conclusively be deemed to have been received on the next working day in the place to which it is sent, if sent by fax, at the time of delivery if delivered personally and one (1) Business Day after posting if sent by courier.

24.	REMEDIES AND WAIVERS

24.1	No failure of either of the Parties to this Agreement to exercise, and no delay by it in exercising, any right, power or remedy in connection with this Agreement (each a “Right”) will operate as a waiver thereof, nor will any single or partial exercise of any Right preclude any other or further exercise of such Right or the exercise of any other Right.

24.2	Without prejudice to any other rights and remedies which any Party may have, each Party acknowledges and agrees that damages would not be an adequate remedy for any breach by any Party of the provisions of this Agreement and any Party shall be entitled to seek the remedies of injunction, specific performance and other equitable relief (and the Parties shall not contest the appropriateness or availability thereof), for any threatened or actual breach of any such provision of this Agreement by any Party and no proof of special damages shall be necessary for the enforcement by any Party of the rights under this Agreement.

25.	INVALIDITY

If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, under the law of any jurisdiction, the legality, validity or enforceability of such provision or part under the law of any other jurisdiction and the legality, validity and enforceability of the remainder of this Agreement shall not be affected.

26.	NO PARTNERSHIP

Nothing in this Agreement and no action taken by the Parties under this Agreement shall constitute a partnership, association, joint venture or other co-operative entity between any of the Parties.

27.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

Save for Clause 22, which shall be enforceable by members of the Chaucer Group and the Hanover Group, a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement but this does not affect any right or remedy of a third party which exists or is available apart from that Act. The Parties to this Agreement may, without the consent of any such third party, agree to amend, vary or terminate this Agreement in such a way as may affect any rights or benefits or any such third party under this Agreement.

28.	FURTHER ASSURANCE

Each Party shall do or procure to be done all such further acts and things and execute or procure the execution of all such other documents as any other may from time to time reasonably require for the purpose of giving any Party the full benefit of the provisions of this Agreement enforceable by each of them.

29.	VARIATION

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the Parties.

30.	ENTIRE AGREEMENT

30.1	This Agreement constitutes the whole and only agreement between the Parties relating to the Acquisition and supersedes any previous agreement whether written or oral between the Parties in relation to the Acquisition.

30.2	Each Party acknowledges that in entering into this Agreement it is not relying upon any pre-contractual statement that is not set out in this Agreement.

30.3	No Party shall have any right of action against any other Party to this Agreement arising out of or in connection with any pre-contractual statement except to the extent that it is repeated in this Agreement. The only rights and/or remedies in relation to any pre-contractual statement are pursuant to this Agreement and for the avoidance of doubt and without limitation, neither Party has any other right or remedy in tort (including negligence) or for misrepresentation (whether negligent or otherwise, and whether made prior to and/or in, this Agreement). Nothing in this Clause 30 shall limit the liability of any Party in respect of any fraudulent misrepresentation or misstatement.

30.4	For the purposes of this Clause 30, “pre-contractual statement” means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement made or given by any person at any time prior to the date of this Agreement.

31.	ASSIGNMENT

This Agreement is personal to the Parties and no Party shall assign or create a trust over all or any part of the benefit of, or its rights or benefits under, this Agreement.

32.	COSTS AND EXPENSES

Each Party shall bear all costs incurred by it in connection with the preparation, negotiation and entry into this Agreement and the documents to be entered into pursuant to it.

33.	COUNTERPARTS

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any Party may enter into this Agreement by executing any such counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.

34.	GOVERNING LAW AND JURISDICTION

34.1	This Agreement shall be governed by and construed in accordance with English law.

34.2	Each of the Parties to this Agreement irrevocably agrees that the courts of England are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement. Each of the Parties irrevocably submits to the jurisdiction of such courts and waives any objection to proceedings in any such court on the ground of venue or on the ground that the proceedings have been brought in an inconvenient forum.

35.	AGENT FOR SERVICE OF PROCESS

35.1	Hanover hereby appoints Bidco to be its agent for service of process in England and Wales in connection with any notice, writ, summons, order, judgment or other document relating to or in connection with any proceedings connected to this Agreement.

35.2	A copy of any such notice, writ, summons, order, judgment or other document shall be sent to Hanover in accordance with the provisions of Clause 23.

Schedule 1

Press Announcement

Schedule 2

Timetable

“A” means Announcement day

“P” means Posting day

Date	Timing	Action	Documentation	Responsibility	Comments/Status
	Pre-Announcement Period	1 Instruct Counsel and obtain Counsel’s views on any class issues (e.g. ability of Directors/employees to vote) 2 Confirm availability of court dates		1 John Cone instructed 2 Done

Friday 15 April	2010 Annual Report and Accounts Released

Wednesday 20 April	ANNOUNCEMENT (No earlier than P-28)	1 Release Rule 2.5 Announcement 2 Circular to Company shareholders with Rule 2.5 Announcement		1 All parties 2 Kinmont

	As soon as possible following A	1 Book court dates 2 Seek any necessary		1 NR

Date	Timing	Action	Documentation	Responsibility	Comments/Status

tax clearances (e.g. rollover for loan note alternative)

3        Commence drafting Scheme Circular and ancillary documentation

4        Make necessary antitrust filings:

(a)     OFT; and

(b)     HSR.

5        Make necessary regulatory filings:

(a)     FSA;

(b)     Lloyds; and

(c)     Singapore Monetary Authority.

2 NR 3 NR/All parties 4 (a) Debevoise/NR/Company (b) Debevoise/Hughes Hubbard/Company 5 (a) Debevoise/NR/Company (b) Company/NR (c) Lloyd’s of London (Asia) Pte. Ltd/Company/NR
Friday 22 April	Good Friday Bank Holiday

Monday 25 April	Easter Monday Bank Holiday

Date	Timing	Action	Documentation	Responsibility	Comments/Status
Between A and P

1        Meeting of the Board (or a committee thereof) to approve:

(a) the Scheme Circular;

(b) reduction of capital;

(c)  the Claim Form, Witness Statement and other documentation; and

(d)  authorise Chairman to sign Witness Statement; and

(e)  convene General Meeting (GM)

2        Instruct Registrars in connection with poll vote to be conducted at the shareholder meetings

3        Issue claim form in the High Court with

1 Company/NR 2 Company 3 NR

Date	Timing	Action	Documentation	Responsibility	Comments/Status
supporting documents (including Scheme Document, drafts of the order, notices, proxy and if, required, advertisement)

Friday 29 April	Royal Wedding Bank Holiday

Monday 2 May	May Bank Holiday

Friday 6 May	A+17	Hearing of claim form before Registrar seeking directions for convening meeting of shareholders (the Court Meeting) and the sanction of the court to the scheme if it is approved. Court orders the meeting to be held and adjourns the claim form until after the Court Meeting.		NR/Counsel

Friday 6	Record date for payment of final dividend

Date	Timing	Action	Documentation	Responsibility	Comments/Status
May

Wednesday 11 May	POSTING (No later than A+28)	1 Posting of Scheme document and notice of meetings to the Scheme Shareholders 2 Posting Announcement		1 Company 2 Kinmont/Numis

Thursday 19 May	P+8	1 Settle witness Statement in support and Chairman’s report of meetings. 2 Gather witness statements of posting from registrars/ printers/mailing company.		1 NR 2 NR

Thursday 19 May	Interim Management Statement for the quarter ended 31 March 2011 Annual General Meeting to be held at 12 noon, Plantation Place

Wednesday 25 May	P+14	Witness Statement to be signed	Wednesday 25 May	P+14

Date	Timing	Action	Documentation	Responsibility	Comments/Status

By Thursday 26 May	Around P+15	Announce and post any material new information (7 days before shareholder meetings)		All parties

Friday 27 May	Payment of final dividend

Monday 30 May	Spring Bank Holiday

Friday 3 June	P+23	1 Court Meeting and GM 2 Release announcement of results of meetings (no later than 8:00 am on the following business day: Section 5, Schemes Appendix)		1 Company/NR/Kinmont/ Willis 2 Kinmont/Willis

Monday 6 June	P+26 (or day after first closing date)	1 Complete Chairman’s report of voting at Court meeting 2 Witness Statement as		1 NR/Company 2 NR/Company

Date	Timing	Action	Documentation	Responsibility	Comments/Status

to service of notices convening Court Meeting and GM and results of meeting to be signed by Chairman and filed

3        Submit proof prints of Scheme documents to Inland Revenue for stamp duty clearance in respect of Court Order

3 NR

Friday 10 June	P+30	1 Directions hearing before Registrar in relation to reduction of capital 2 Settle Advertisement of Hearing and Order on Application notice		1 NR/Counsel 2 NR

Monday 13 June	P+33	Advertisement of Hearing of Claim Form appears in national newspaper (seven clear days before the court		NR

Date	Timing	Action	Documentation	Responsibility	Comments/Status
hearings)

Tuesday 28 June	P+41

1        Court hearing to grant order sanctioning the scheme of arrangement (the First Order)

2        Announcement of court sanction (as soon as practicable after the result of the court hearing is known: Section 5, Schemes Appendix)

1 NR/Counsel 2 Kinmont/Numis

Wednesday 29 June	P+42	First Order filed with registrar		NR

Thursday 30 June	P+43	1 Second court hearing held to grant order confirming the reduction of capital (the Second Order) 2 5:00 pm: suspension of listing and dealings in Company		1 NR/Counsel 2 Numis

Date	Timing	Action	Documentation	Responsibility	Comments/Status

shares, last time for registration of transfers of shares and disablement of shares in CREST

3        6:00 pm: Scheme record time (determining which shareholders received consideration under the Scheme for their shares)

Friday 1 July	P+44

1        The Second Order and a statement of capital reflecting share capital following the reduction are filed with the Registrar and the Scheme becomes effective (the Effective Date)

2        As soon as practicable on the Effective Date, the

1 NR 2 Kinmont/Numis

Date	Timing	Action	Documentation	Responsibility	Comments/Status

Company must make an announcement stating that the Scheme has become effective (Section 5, Schemes Appendix)

3        End of offer period

4        Company shares are delisted (depending on arrangements made with UKLA and LSE)

Friday 15 July	No later than P+70	Post consideration (Section 10, Schemes Appendix)		Bidder

Thursday 21 July	No later than 21 days after the reduction of capital	Publish newspaper advertisement re reduction of capital (a frequent requirement of the Second Order pursuant to 649(4) Companies Act 2006), giving summary details of the order made and a statement of the Company’s reduced share		NR

Date	Timing	Action	Documentation	Responsibility	Comments/Status
capital

Schedule 3

Resolutions

Chaucer General Meeting Resolutions

•	A special resolution in respect of each of the following:

•	approve the Scheme and Acquisition

•	reduce share capital

•	increase share capital, apply the reserve created on the reduction and allotment authority

•	amend articles of association

Schedule 4

Conditions to the Offer

For so long as the Acquisition is being implemented by way of the Offer, the conditions to the implementation of the Acquisition shall be those as set out in Appendix 1 to the Press Announcement, subject to the following modifications:

(i)	approvals by the Chaucer shareholders shall not be applicable;

(ii)	obtaining and filing of the Court Orders shall not be applicable;

(iii)	Subject to the Code and the Panel and for so long as the Chaucer Board continues to recommend the Acquisition in accordance with Clause 6, the Offer shall be subject to an acceptance condition of 90% or such lesser percentage as the Hanover Parties may (subject to the Code and the Panel) elect; and

(iv)	the Offer shall remain open for acceptance for at least 14 days after the date on which conditions 1.3(d)-(i) inclusive set out in Appendix 1 to the Press Announcement have been satisfied and (unless otherwise wholly unconditional) shall be kept open until Day 60 (as such term is understood in accordance with the Code).

In witness whereof this Agreement has been duly executed on the date mentioned at the beginning.

Signed by	)
for and on behalf of CHAUCER	)	………………………………….
HOLDINGS plc	)
	)	Director

Signed by	)
for and on behalf of THE HANOVER	)	………………………………….
INSURANCE GROUP, INC.	)

Signed by	)
for and on behalf of 440 TESSERA	)	………………………………….
LIMITED	)
	)	Director